SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2010

List of Exhibits:

1.	News Release entitled, “CNH Announces New Appointment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 8, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Gerry Spahn Investor Relations	(630) 887-2385
Ralph Traviati News and Information	(630) 887-2159

CNH ANNOUNCES NEW APPOINTMENT

BURR RIDGE, Illinois (March 8, 2010) – CNH Global N.V. (NYSE: CNH) today announces the appointment of its new Chief Financial Officer.

Mr. Richard Tobin assumes responsibility as Chief Financial Officer (CFO) effective March 8, 2010. Mr. Tobin comes to CNH from SGS Group, the world’s leading inspection, verification, testing and certification company, where he was Chief Financial Officer since 2004. Before that time, Mr. Tobin was SGS’s Chief Operating Officer in North America.

Mr. Tobin will take over from Mr. Steve Bierman, who has been the interim CFO of CNH since June 23, 2009. Mr. Bierman, who is also President of CNH Capital, will now be able to focus his efforts solely on the Company’s financial services’ businesses.

“Our management team has responded well to the challenging economic conditions which we have all faced,” said CNH President and CEO Harold Boyanovsky. “One of the critical factors in weathering such a storm is strong leadership. I thank Steve Bierman for having helped the organization in filling the dual roles and I welcome Richard Tobin to the team. His experience with as international a group as SGS will prove invaluable as we grow CNH’s global coverage.”

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.